SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of September 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

CGG to Apply for the Delisting of its American

Depositary Shares from the New York Stock Exchange

and Deregistration with the Securities and Exchange

Commission

Paris, France – September 11, 2018

CGG S.A. (“CGG”) today announces that the Board of Directors has unanimously approved the voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and its voluntary deregistration with the United States Securities and Exchange Commission (“SEC”). CGG believes that the costs associated with continuing the listing and registration of its ADSs exceed the benefits received by CGG, as the primary market for CGG shares is Euronext Paris.

Accordingly, CGG intends to file a Form 25 with the SEC on September 21, 2018 to effect the delisting with the NYSE and intends to file a Form 15F with the SEC on October 1, 2018 to terminate its SEC reporting obligations and the registration of its ADSs under the Securities Exchange Act of 1934, as amended.

The termination of the registration of its ADSs will become effective 90 days after the date of filing of the Form 15F with the SEC or such shorter period as the SEC may determine. However, as a result of the filing of a Form 15F, CGG’s obligation to file certain reports, including its obligation to file annual reports on Form 20-F and to furnish reports on Form 6-K with the SEC will be immediately suspended.

Following delisting of the ADSs from the NYSE, CGG intends to maintain its American Depositary Receipt program at “level one”. This will enable investors to retain their ADSs and facilitate trading on the U.S. over-the-counter market. The depositary of CGG’s ADR program will remain The Bank of New York Mellon.

Following deregistration and delisting, CGG will continue to publish its financial reports, statements and press releases in English.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 11th, 2018	By /s/ Yuri Baidoukov
Chief Financial Officer